

Mail Stop 4631

October 19, 2015

Via E-mail
Mr. Timothy B. Page
Chief Financial Officer
CAI International, Inc.
1 Market Plaza, Suite 900
San Francisco, California 94105

> **Re: CAI International, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 27, 2015**
> **Response dated October 15, 2015**
> **File No. 1-33388**

Dear Mr. Page:

We have reviewed your response letter dated October 15, 2015, and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Item 6. Selected Financial Data, page 28

1. We note your response to comment 1 in our letter dated October 1, 2015. As you acknowledge that Adjusted EBITDA is not necessarily a useful operating performance measure but rather as a cash flow performance measure (i.e., a liquidity measure), please tell us how you intend to present this measure going forward, including your compliance with Item 10(e)(1)(i) of Regulation S-K and Question 102.06 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations disclosure requirements.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and
Construction